SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GTx, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

40052B108

(CUSIP Number)

November 29, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40052B108
1	Name of reporting person I.R.S. identification number (entity only) Jack W. Schuler
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 6,087,521
	8	Shared voting power 3,214,362
	9	Sole dispositive power 6,087,521
	10	Shared dispositive power 3,214,362
11	Aggregate amount beneficially owned by each reporting person
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 18.3%
14	Type of reporting person IN

CUSIP No. 40052B108
1	Name of reporting person I.R.S. identification number (entity only) Renate Schuler
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 21,500
	8	Shared voting power 3,214,362
	9	Sole dispositive power 21,500
	10	Shared dispositive power 3,214,362
11	Aggregate amount beneficially owned by each reporting person 3,235,862
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 6.4%
14	Type of reporting person IN

CUSIP No. 40052B108
1	Name of reporting person I.R.S. identification number (entity only) Schuler Family Foundation EIN 36-4154510
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 3,214,362
	8	Shared voting power not applicable
	9	Sole dispositive power 3,214,362
	10	Shared dispositive power not applicable
11	Aggregate amount beneficially owned by each reporting person 3,214,362
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 6.3%
14	Type of reporting person IN

CUSIP No. 40052B108
1	Name of reporting person I.R.S. identification number (entity only) Tanya Eva Schuler Trust EIN 36-7205458
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 435,869
	8	Shared voting power not applicable
	9	Sole dispositive power 435,869
	10	Shared dispositive power not applicable
11	Aggregate amount beneficially owned by each reporting person 435,869
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.9%
14	Type of reporting person OO

CUSIP No. 40052B108
1	Name of reporting person I.R.S. identification number (entity only) Therese Heidi Schuler Trust EIN 36-7205459
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 452,522
	8	Shared voting power not applicable
	9	Sole dispositive power 452,522
	10	Shared dispositive power not applicable
11	Aggregate amount beneficially owned by each reporting person 452,522
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.9%
14	Type of reporting person OO

CUSIP No. 40052B108
1	Name of reporting person I.R.S. identification number (entity only) Tino Hans Schuler Trust EIN 36-7205456
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 443,422
	8	Shared voting power not applicable
	9	Sole dispositive power 443,422
	10	Shared dispositive power not applicable
11	Aggregate amount beneficially owned by each reporting person 443,422
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.9%
14	Type of reporting person OO

This Amendment No. 1 to Schedule D is filed in respect of the common stock, par value $0.001 per share (“common stock”), of GTx, Inc., a Delaware corporation (“GTXI”), to amend the Schedule D filed on March 16, 2011 (the “Schedule 13D”) by reason of (i) the sale by Jack W. Schuler of 1,700,000 shares of GTXI common stock on the open market on November 29, 2010 and (ii) the purchase by the Schuler Family Foundation of 1,700,000 shares of GTXI common stock on the open market on November 29, 2010.

Item 5.	Interest in Securities of the Issuer

Item 5 of Schedule 13D is hereby amended by deleting the text of Item 5 in its entirety and replacing it with the following:

This statement is filed for 10,655,196 shares of GTXI common stock consisting of (i) 6,087,521 shares owned by Jack W. Schuler directly and through an individual retirement account for his benefit, (ii) 21,500 shares owned by Renate Schuler, Mr. Schuler’s wife, (iii) 3,214,362 shares owned by the Schuler Family Foundation, (iv) 435,869 shares owned by the Tanya Eva Schuler Trust, (v) 452,522 shares owned by the Therese Heidi Schuler Trust and (vi) 443,422 shares owned by the Tino Hans Schuler Trust (the three trusts, the “Trusts”).

The Schuler Family Foundation is a tax-exempt private operating foundation of which Mr. Schuler and Mrs. Schuler are two of the three directors.

The Trusts are irrevocable trusts that Mr. Schuler established for the benefit of his and Mrs. Schuler’s three children, all of whom are adults and none of whom reside with Mr. and Mrs. Schuler. Neither Mr. Schuler nor Mrs. Schuler is a trustee of any of the Trusts.

Mr. Schuler disclaims any beneficial interest in (i) the shares owned by his wife, Renate Schuler, (ii) the shares owned by the Schuler Family Foundation and (iii) the shares owned by any of the Trusts.

Mrs. Schuler disclaims any beneficial interest in (i) the shares owned by the Schuler Family Foundation and (ii) the shares owned by any of the Trusts.

(a) Aggregate amount beneficially owned

The persons filing this statement beneficially own in the aggregate 10,655,196 shares of GTXI common stock, representing 21.0% of the shares of GTXI common stock outstanding (determined on the basis of 50,719,187 shares outstanding as of November 4, 2010, as disclosed by the quarterly report on Form 10-Q that GTXI filed for the quarter ending September 30, 2010).

(b) Individual amounts beneficially owned

for Jack W. Schuler:

(i) Sole power to vote or to direct the vote:	6,087,521
(ii) Shared power to vote or direct the vote:	3,214,362	*
(iii) Sole power to dispose or to direct the disposition of:	6,087,521
(iv) Shared power to dispose of to direct the disposition of:	3,214,362	*

*	Mr. Schuler shares the voting and dispositive power in respect of the 3,214,362 shares owned by the Schuler Family Foundation, of which Mr. Schuler is one of three directors. The other two directors are Mr. Schuler’s wife, Renate Schuler, and their daughter, Tanya Schuler.

for Renate Schuler:

(i) Sole power to vote or to direct the vote:	21,500
(ii) Shared power to vote or direct the vote:	3,214,362	*
(iii) Sole power to dispose or to direct the disposition of:	21,500
(iv) Shared power to dispose of to direct the disposition of:	3,214,362	*

*	Mrs. Schuler shares the voting and dispositive power in respect of the 3,214,362 shares owned by the Schuler Family Foundation, of which Mrs. Schuler is one of three directors. The other two directors are Mrs. Schuler’s husband, Jack W. Schuler, and their daughter, Tanya Schuler.

for the Schuler Family Foundation:

(i) Sole power to vote or to direct the vote:	3,214,362
(ii) Shared power to vote or direct the vote:	not applicable
(iii) Sole power to dispose or to direct the disposition of:	3,214,362
(iv) Shared power to dispose of to direct the disposition of:	not applicable

for the Tanya Eva Schuler Trust:

(i) Sole power to vote or to direct the vote:	435,869
(ii) Shared power to vote or direct the vote:	not applicable
(iii) Sole power to dispose or to direct the disposition of:	435,869
(iv) Shared power to dispose of to direct the disposition of:	not applicable

for the Therese Heidi Schuler Trust:

(i) Sole power to vote or to direct the vote:	452,522
(ii) Shared power to vote or direct the vote:	not applicable
(iii) Sole power to dispose or to direct the disposition of:	452,522
(iv) Shared power to dispose of to direct the disposition of:	not applicable

for the Tino Hans Schuler Trust:

(i) Sole power to vote or to direct the vote:	443,422
(ii) Shared power to vote or direct the vote:	not applicable
(iii) Sole power to dispose or to direct the disposition of:	443,422
(iv) Shared power to dispose of to direct the disposition of:	not applicable

(c) Recent transactions

From (and including) November 29, 2010 through the date of filing this statement, there have been the following transactions on the open market in GTXI equity securities by the persons filing this statement:

Name	Date	Purchase (P) or Sale (S)	Number of Shares	Price Per Share
Jack W. Schuler	11/29/10	S	1,700,000	2.7550
Renate Schuler	12/14/10	S	21,500	2.5800
Schuler Family Foundation	11/29/10	P	1,700,000	2.7550
Tanya Eva Schuler Trust	12/14/10	P	15,000	2.4824
	12/17/10	P	5,000	2.6003
	12/20/10	P	2,233	2.5945
	12/21/10	P	3,000	2.5984
	12/22/10	P	2,118	2.5888
	12/27/10	P	4,500	2.6986
	12/29/10	P	2,400	2.7000
	12/30/10	P	4,100	2.6620
Therese Heidi Schuler Trust	12/14/10	P	15,000	2.4824
	12/17/10	P	5,000	2.6003
	12/20/10	P	2,233	2.5945
	12/21/10	P	3,000	2.5984
	12/22/10	P	2,118	2.5888
	12/27/10	P	4,500	2.6986
	12/29/10	P	2,400	2.7000
	12/30/10	P	4,100	2.6620
Tino Hans Schuler Trust	12/14/10	P	15,000	2.4824
	12/17/10	P	5,000	2.6003
	12/20/10	P	2,233	2.5945
	12/21/10	P	3,000	2.5984
	12/22/10	P	2,118	2.5888
	12/27/10	P	4,500	2.6986
	12/29/10	P	2,400	2.7000
	12/30/10	P	4,100	2.6620

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2011.

/S/ JACK W. SCHULER
Jack W. Schuler

/S/ RENATE SCHULER
Renate Schuler

Schuler Family Foundation

/S/ JACK W. SCHULER
Jack W. Schuler, Director

Tanya Eva Schuler Trust

/S/ H. GEORGE SCHULER
H. George Schuler, Trustee

Therese Heidi Schuler Trust

/S/ H. GEORGE SCHULER
H. George Schuler, Trustee

Tino Hans Schuler Trust

/S/ H. GEORGE SCHULER
H. George Schuler, Trustee